Mail Stop 3561

October 13, 2006

Mr. Yaron Eitan
CEO and President
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

> **Re:** **Vector Intersect Security Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed September 15, 2006**
> **File No. 333-127644**

Dear Mr. Eitan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two from our letter of September 7, 2006 and we reissue in part the prior comment. We continue to note the disclosure on pages 10 and 37 that, "We believe that the claims that could be made against us are significantly limited and we believe that it is unlikely that any claim would result in any liability extending to the trust account." Please reconcile this statement with the disclosure on page 18 that: (i) "Although we will seek to have

all vendors … execute agreements with us waiving any right … of any kind in or to any monies held in the trust account … there is no guarantee that they will execute such agreements or, even if such entities execute such agreements, that they would be prevented from brining claims against the trust account;" (ii) "there is no guarantee that entities will agree to waive any claims … and will not seek recourse against the trust account for any reason;" (iii) "[h]owever, we cannot assure you that he [Mr. Eitan] will be able to satisfy those obligations;" and (iv) "Further, he [Mr. Eitan] will not be personally liable to pay debts and obligations to prospective target businesses." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of Mr. Eitan to ensure that the proceeds held in trust are not reduced by claims of vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

2.   We note your response to comment three of our letter dated September 7, 2006 that your management has agreed that it will not recommend to your stockholders that they approve a business combination with an entity that is affiliated with any of your officers or directors, or that is an entity in which any of your officers or directors, or any of their respective affiliates, has a direct investment. Please explain the reason why they will not or should not recommend the approval of such a business combination. Further, please advise whether this agreement is in writing. If so, please file the agreement as a material exhibit.

3.   We note your disclosure on page one that "our initial business combination must be with a target business or businesses with a collective fair market value of at least 80% of our net assets … at the time of acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

Risk Factors, page 17

4.   We note the disclosure on page 22 that "holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants …." Please clarify in the prospectus, as reasonably practicable, whether you will offer warrants in any of these states.

Financial Statements

General

5.   We read your response to comment 15; however, it is not clear how your accounting treatment (or lack thereof) is justified. We do not see where you have demonstrated how the principal stockholder's sale of shares is caused by a relationship or obligation unrelated to the registrant, how this transaction does not benefit the registrant, and how you complied with the guidance in Staff Accounting Bulletin Topic 5.T. Considering the timing and sale of the shares by the principal stockholder to your newly appointed officers and directors, it appears that the transfer of shares is compensatory in nature and the fair value of the shares transferred should be reflected as an expense in your financial statements with a corresponding credit to contributed (paid-in) capital. Please revise accordingly.

Note 2 – Commitments, F-9

6.   We note your revised disclosures in response to prior comment 11 of our letter dated September 7, 2006. However, we note that unit purchase option agreement (UPO) (Exhibit 4.4) and the related disclosures in the registration statement do not explicitly state that you will not be obligated to settle for cash in the event you are unable to deliver registered securities, they do not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement.   In addition, Section 5.3 (Damages) of the UPO agreement appears to provide a net cash settlement feature, leading to liability classification of the fair value of the UPO. Please explain to us how you have considered these in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19. Please advise or revise as necessary.

Closing Statements

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Blaise Rhodes (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Thomas Kluck, who supervised the review of your filing, at (202) 551- 3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
         (212) 407-4990